                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

             3, avenue André Malraux, 92300 Levallois-Perret, France
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated January 21, 2005,  "Iberojet Cruceros Acquires The
Cruise-Ship Mistral"

Press release dated January 27, 2005,  "Exchange  Offer for Certain of
ALSTOM's Bondholders"

                                    SIGNATURE

         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the  registrant  has duly  caused  this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ALSTOM

Date: January 28, 2005                  By: /s/ Henri Poupart-Lafarge
                                            ------------------------------------
                                            Name:  Henri Poupart-Lafarge
                                            Title: Chief Financial Officer

PRESS INFORMATION

                                                                 21 January 2005

               IBEROJET CRUCEROS ACQUIRES THE CRUISE-SHIP MISTRAL

Iberojet Cruceros,  cruising branch of the major Spanish tour-operator IBEROJET, has just  acquired  the  cruise-ship  Mistral,  which had been managed by ALSTOM since early 2004 following the default of the cruise operator Festival.  Mistral will be  delivered to Iberojet  Cruceros in March 2005 and start again  cruising next spring.

The sale of Mistral is an important step for ALSTOM in reducing the risks linked with past vendor financing of some ships. The agreement with Iberojet is in line with the market price assumptions used by ALSTOM to estimate its exposure.

Press relations:        S. Gagneraud/G. Tourvieille
                        (Tél. +33 1 41 49 27 40 / +33 1 41 49 27 13)
                        internet.press@chq.alstom.com

Investor relations:     E. Châtelain
                        (Tél. +33 1 41 49 37 38)
                        Investor.relations@chq.alstom.com

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
            - Tél: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 32

PRESS INFORMATION

                                                                 27 January 2005

               EXCHANGE OFFER FOR CERTAIN OF ALSTOM's BONDHOLDERS

ALSTOM intends to launch an exchange offer on its €650 million bonds due 26 July
2006  and its  €250  million  auction  rate  coupon  subordinated  notes  due 29
September 2006 for new Euro fixed rate unsubordinated notes due 2010.

The exchange offer period is expected to be open to  institutional  investors in selected jurisdictions (outside the United States) from 8 February 2005 until 15
February 2005 and to individual investors (in France, Luxembourg and Switzerland only)  from  17  February  2005  until  24  February  2005.  Subject  to  market conditions,  ALSTOM may decide to issue  additional  notes  which would have the same terms and conditions and form part of the same issue as the new notes.

Patrick Kron, Chairman and Chief Executive Officer of ALSTOM, declared:

"This exchange offer to our bondholders is part of ALSTOM's strategy to optimise its debt  maturity  profile,  while taking  advantage of the current  favourable market conditions."

Investor Contacts

ALSTOM:

Press relations:        S. Gagneraud/G. Tourvieille
                        (Tel. +33 1 41 49 27 40 / +33 1 41 49 27 13)
                        internet.press@chq.alstom.com

Investor relations:     E. Chatelain
                        (Tel. +33 1 41 49 37 38)
                        Investor.relations@chq.alstom.com

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
            - Tél: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 32

PRESS INFORMATION

This notice is not an offer of securities or a solicitation to tender securities in the  United  States.  The  exchange  offer is not  being  made,  directly  or indirectly,  in the United States and is not available to persons located in the
United States or to U.S.  persons.  The securities  referenced herein may not be offered or sold in the United States unless they are  registered  under the U.S.
Securities Act of 1933, as amended, or exempt from registration.  The securities referenced  herein  have not been and are not  being  registered  under the U.S.
Securities Act, and neither ALSTOM nor any other person intends to make a public offer of  securities  of  ALSTOM in the  United  States.  This  notice is issued pursuant to Rule 135c of the U.S. Securities Act.

           ALSTOM - 3 avenue André Malraux - 92300 Levallois (France)
            - Tél: 33 (0) 1 41 49 27 13 - Fax: 33 (0) 1 41 49 79 32